

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 19, 2010

Mr. Greg Manos
President and Secretary
Active Health Foods, Inc.
6185 Magnolia Ave., Suite 403
Riverside, CA 92506

> **Re:** **Active Health Foods, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 8, 2010**
> **File No. 333-164788**

Dear Mr. Manos:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not filed audited financial statements. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile (323) 933-3999
Joseph D. MacKenzie, Esq.
Beltran, Beltran, Smith, Oppel and MacKenzie, LLP